UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐                                    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission File #001-08506

A.                                   Full title of Plan and the address of the Plan, if different from that of the issuer named below:

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

(Formerly Universal American Financial Corp. 401(k) Savings Plan)

B.                                     Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

UNIVERSAL AMERICAN CORP.

SIX INTERNATIONAL DRIVE, SUITE 190, RYE BROOK, NEW YORK 10573

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

(Formerly Universal American Financial Corp. 401(k) Savings Plan)

December 31, 2007 and 2006 and for the Year Ended December 31, 2007

TABLE OF CONTENTS

Page No(s).

Report of Independent Registered Public Accounting Firm	F-1

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	F-2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	F-3

Notes to Financial Statements	F-4

Supplemental Schedules:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007	F-11

Schedule H, Line 4j - Schedule of Reportable Transactions in Excess of 5% of Plan Assets for the Year Ended December 31, 2007	F-12

Signature	F-13

EXHIBITS

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	F-14

Report of Independent Registered Public Accounting Firm

The Plan Sponsor of

Universal American Corp. 401(k) Savings Plan

(Formerly Universal American Financial Corp. 401(k) Savings Plan)

We have audited the accompanying statements of net assets available for benefits of Universal American Corp. 401(k) Savings Plan (Formerly Universal American Financial Corp. 401(k) Savings Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006 and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 27, 2008

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

(Formerly Universal American Financial Corp. 401(k) Savings Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
ASSETS
Investments:
Registered investment companies	$19,572,043	$12,550,883
Employer securities - company stock fund	10,907,341	8,090,231
Group annuity contracts	2,614,047	2,025,785
Participant loans	620,108	409,180
Cash and equivalents	262,130	135,450
Total investments, at fair value	33,975,669	23,211,529

Net assets available for benefits	$33,975,669	$23,211,529

See accompanying notes to financial statements.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

(Formerly Universal American Financial Corp. 401(k) Savings Plan)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

Investment income:
Net appreciation in fair value of investments:
Registered investment companies	$646,558
Employer securities - company stock fund	2,934,662
Subtotal	3,581,220

Interest income on group annuity contracts	88,571
Interest income on participant loans	37,247
Other investment income	8,261
Total investment income	3,715,299

Contributions:
Employer contributions	1,247,901
Participant contributions	2,833,579
Participant rollovers	501,216
Total contributions	4,582,696

Net transfers	4,573,404

Total increases	12,871,399

Expense:
Benefits paid to participants	2,101,113
Administrative expenses	6,146
Total decreases	2,107,259

Net increase in assets available for benefits	10,764,140

Net assets available for benefits:
Beginning of year	23,211,529

End of year	$33,975,669

See accompanying notes to financial statements.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

(Formerly Universal American Financial Corp. 401(k) Savings Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE 1 - DESCRIPTION OF PLAN

Effective April 1, 1992, Universal American Corp. (Formerly Universal American Financial Corp.) (hereafter called the “Company”) adopted the Universal American Corp. 401(k) Savings Plan (Formerly Universal American Financial Corp. 401(k) Savings Plan) (hereafter called the “Plan”), which is a voluntary defined contribution plan under which employees may elect to defer income from taxation under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan description below provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Plan Administration

The Company is the Administrator for the Plan and has appointed Investors Bank and Trust Company as Plan Trustee.  The Administrator is the named fiduciary that is responsible for execution of the Plan’s provisions, construction, required record keeping, directing and advising the Plan Trustee regarding investment and payment procedures.  The Administrator is also responsible for claims management and exercising such authority and responsibility as they deem appropriate to comply with ERISA and government regulations.  The Company has contracted with Diversified Investment Advisors for recordkeeping services for the Plan.  Investors Bank and Trust Company of Boston is the custodian for the Plan’s assets.

Administrative Costs

Permitted administrative expenses are paid by the Plan.  The Company pays all other costs of operating the Plan.

Plan Changes

During 2007, there were changes to the terms of the Plan relating to investment options as follows:

Investment options - The Administrator reviewed fund performance and approved the recommendation to revise the investment options available to participants and in February 2007, the TA IDEX Asset Allocation — Conservative Portofolio Fund, the TA IDEX Asset Allocation — Moderate Portofolio Fund, the TA IDEX Asset Allocation — Moderate Growth Portfolio Fund, the TA IDEX Asset Allocation — Growth Portfolio Fund, the Columbia Small Cap Growth Fund II, and the Vanguard International Value Fund were added and the Diversified Small-Cap Growth Fund and the Templeton Foreign Fund were dropped.  In November 2007, the Loomis Sayles Investment Grade Bond Fund, the Blackrock Equity Dividend Fund, the AIM Dynamics Fund, the Thornburg Core Growth Fund, the First American Real Estate Securities Fund, the American Funds SMALLCAP World Fund, and the Fidelity Small Cap Fund were added and the Diversified Core Bond Fund, the Diversified Value & Income Fund, the Transamerica Premier Growth Opportunities Fund, the Diversified Mid-Cap Growth Fund, the Franklin Real Estate Securities Fund, the Oppenheimer Global Fund, and the Columbia Small Cap Growth Fund were dropped.

Transfers Into the Plan

On May 28, 2004, the Company acquired Heritage Health Systems, Inc. (“Heritage”). Effective July 1, 2007, the assets of the Heritage Health Systems, Inc. 401 (k) Profit Sharing Plan, sponsored by Heritage, were merged with and into the Universal American Corp. 401 (k) Savings Plan.  The fair value of the net assets at the date of merger were $4,573,404.  This merger did not reduce or eliminate any protected benefits under Section 411 (d) of the Code, nor lessen the rights of any participant with respect to those benefits credited to the participant prior to the date of the merger.

Participation in the Plan

Any employee who has completed 250 hours within three months of service and has attained age 21 (attained age 18 for Heritage merged participants) shall be eligible to participate in the Plan.  Employees are eligible to participate on the first day of the Plan quarter following the date the employee has met the eligibility requirements.  Non-resident employees who receive no earned income from Company sources within the United States are not eligible to participate in the Plan.  An employee ceases to be a participant if they cease employment for any reason (including death or retirement), or if the Company ceases to exist.  If a person no longer meets the requirements for participation while they are an employee, they

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

(Formerly Universal American Financial Corp. 401(k) Savings Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

shall remain a participant but shall not be entitled to a share of any Company contributions, and may not make elective contributions until Plan requirements are met.

Contributions

Eligible employees may contribute to the Plan, through payroll deductions, up to 100% of their eligible compensation to a variety of funds, including the Company’s common stock fund.  The maximum contribution allowed for 2007 was $15,500.  Employees who are fifty years or older were also allowed to make an additional $5,000 catch-up contribution. Employees may also contribute distributions from any tax qualified plan under Code Section 401(a), or from any other plans from which distributions are eligible to be rolled over into this Plan pursuant to the Code.

The Company may match employees’ contributions with employer contributions to the Company’s common stock fund.  Beginning on January 1, 2004, the matching contribution was revised to be equal to 100% of the first 1% of eligible salary contributed to the Plan by the participant and 50% of each of the next 2% of eligible salary contributed to the Plan by the participant (contributions of greater than 1% up to 3%).  In addition, the Administrator approved a supplemental Company matching contribution, beginning in 2004 and continuing to 2007, equal to a maximum of 50% of each of the next 2% of eligible salary contributed to the Plan by the participant (contributions of greater than 3% up to 5%).  The percentage for both the Company match and the supplemental Company match may be adjusted or discontinued as of a valuation date that is thirty (30) days after written notice of the change has been furnished to employees.  The Company matching contribution is summarized as follows:

Participant Contribution*	Company Match†	Maximum Company Match*	Supplemental Company Match*	Total Company Match*

1.0%	100%	1.0%	—%	1.0%
2.0%	75%	1.5%	—%	1.5%
3.0%	67%	2.0%	—%	2.0%
4.0%	N/A	2.0%	0.5%	2.5%
5.0%	N/A	2.0%	1.0%	3.0%
Over 5.0%	N/A	2.0%	1.0%	3.0%

* Expressed as a percentage of the participant’s eligible salary.

† Expressed as a percentage of the Participant’s contribution.

Participant and employer matching contributions are recorded in the period during which the Company makes payroll deductions from participants’ compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings, and is charged with Plan losses and an allocation of administrative expenses.  Allocations are based on participant account balances, or earnings, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  The participants’ account balances that are reflected in the total asset value of the Plan are not the same as the total participants vested benefits, as all participants are not fully vested.

Vesting

The entire interest of a participant in their elective contribution account and qualified non-elective contribution accounts is 100% vested at all times.  The interest of a participant in their discretionary and matching contributions accounts vest 25% after two years and 25% more per year thereafter, with 100% vesting after five years of service (Heritage merged participants vest over either 3 or 4 years, graded, based on date of hire). Additionally, the entire interest of a participant in their discretionary and matching contributions accounts shall become 100% vested upon the occurrence of any of the following events: the cessation of participation due to retirement, death, attainment of age 65, or termination of the Plan.  Upon full or partial termination of the Plan, or trust, or the final dissolution and liquidation of the Company, to the extent terminated, the interest in the Plan of each affected participant shall become fully vested.  If a person ceases to be a participant for any reason, and their entire interest in their discretionary and matching contribution accounts has not become fully vested, the non-vested portion of these accounts are forfeited.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

(Formerly Universal American Financial Corp. 401(k) Savings Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

Investment Options

Amounts credited to participants’ accounts under the Plan are invested by the employer-appointed investment committee.  Upon enrollment in the Plan, a participant may direct employee contributions in any of the various investment options.  These options consist of various equity investments (funds) and the Company’s common stock, a qualifying employer security.

The participant may elect, on not more frequently than any valuation date, to have all or any portion of his vested interest in any investment fund(s) transferred to any other investment fund(s).

Participant Loans

The Administrator may permit a participant to borrow from the Plan an amount equal to between $1,000 and generally 50% of the value of their vested interest, but they may not borrow in the aggregate an amount greater than $50,000, reduced by the highest outstanding balance on loans to the participant during the twelve month period preceding the date a new loan is to be made.  The loan shall bear a reasonable rate of interest, be adequately secured and must be repaid within five years, unless the loan is used to acquire a dwelling unit.  The participant must direct the Company to withhold from each payment and pay to the Plan an amount sufficient to repay the loan over its term.  If a loan is in default, the Administrator may treat the unpaid amount as a distribution to the participant from the Plan.  A participant may not apply for a loan while they have another loan outstanding.

As of December 31, 2007 participants had outstanding loan balances totaling $620,108.  These loans have various maturity dates, with interest rates ranging from 5.0% to 9.7%.

Payment of Benefits

Unless the participant otherwise elects, they normally shall start to receive benefits not later than the 60th day after the close of the Plan year in which the latest of the following occurs:

a.)           participant’s attainment of age 65;

b.)          participant’s attainment of his tenth year in the Plan;

c.)           termination of participant’s employment.

Benefits are generally payable in a lump sum.  Participants generally will have their entire balance distributed no later than April 1 following the calendar year in which they attain age 70 ½, or if later, in the year in which they retire.  In cases of hardship, the participant may have a portion of their vested interest distributed to them.  Upon attainment of age 59 ½, they may elect in writing to receive a single sum of their entire interest while continuing to stay in the Plan.  If a participant dies, their beneficiary shall be paid a lump sum amount.  If they elect to not receive a distribution of their vested interest as of the date they cease to be a participant, any amount of their Company contribution account in excess of their vested interest shall be forfeited.  The participant may elect to have any portion of their benefits directly transferred to an eligible retirement plan.

Forfeited Accounts

Forfeited non-vested accounts totaled $261,373 at December 31, 2007 and $108,775 at December 31, 2006.  These accounts will be used to reduce future employer contributions.  During the year ended December 31, 2007, employer contributions were reduced by $11,567 from forfeitures.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.  Certain reclassifications have been made to prior year’s financial statements to conform to current period classifications.  These reclassifications had no effect on the net increase in assets available for benefits or net assets as previously stated.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

(Formerly Universal American Financial Corp. 401(k) Savings Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes.  Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan invests in various investment securities, including registered investment companies, company stock and  investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices determined on an active market which represent the net asset value of shares held by the Plan at year end.  The Universal American Corp. Company Stock Fund is valued at net asset value which is based on the quoted market price of Universal American Corp. common stock determined on an active market.  The Plan’s investment in group annuity contracts is valued at contract value, which approximates fair value. Participant loans are valued at their outstanding balance, which approximates fair value.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan has entered into traditional group annuity contracts primarily with insurance carriers. These contracts, which are included in the Transamerica Stable Value Fund, are fully benefit-responsive and are included in the financial statements at contract value, which approximates fair value. Fully benefit-responsive contracts provide for a stated return on principal invested over a specified period and permit withdrawals at contract value for benefit payments, loans, or transfers.  Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The Fund has no stated maturity date.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Future Adoption of Accounting Standards

In September 2006, the Financial Accounting Standards Board issued FAS No. 157, “Fair Value Measurements” (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements. FAS 157 provides guidance on how to measure fair value when required under existing accounting standards. The statement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels (“Level 1, 2 and 3”). Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets which the Plan has the ability to access at the measurement date. Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability. Level 3 inputs are unobservable inputs reflecting the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Quantitative and qualitative disclosures will focus on the inputs used to measure fair value for both recurring and non-recurring fair value measurements and the effects of the measurements in the financial statements. FAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier application

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

(Formerly Universal American Financial Corp. 401(k) Savings Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

encouraged. Management is currently evaluating the impact of this statement on the Plan.

NOTE 3 - PLAN AMENDMENT AND TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate or partially terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.  The Company also has the right or obligation to amend the Plan; various amendments have been made subsequent to the original Plan filing date.

NOTE 4 - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 29, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this  determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 5 - CONTRIBUTION INCOME

Employee contributions during 2007 totaled $3,334,795 and originated from the participants’ salary deferral contributions of $2,833,579 and from participants’ rollover contributions of $501,216.

Employer contributions during 2007 amounted to $1,247,901.  All of the Employer contributions are deposited to the Universal American Corp. - Company stock fund.  Participants cannot direct the investment alternatives for the Employer contributions until they are vested.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

(Formerly Universal American Financial Corp. 401(k) Savings Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE 6 - INVESTMENTS

The following schedule of Plan assets presents investments at December 31, 2007 and 2006:

	December 31, 2007					December 31, 2006
Description	Units	Per Unit		Value		Value
Employer Securities				(In thousands)
Universal American Corp. - Company Stock Fund	441,144.485	$24.725	*	$10,907	*	$8,090

Group Annuity Contracts
Transamerica Stable Value Fund	161,365.872	$16.200	*	2,614	*	2,026

Registered Investment Companies
Franklin Micro Cap Value Fund	44,167.578	$34.090		1,505		1,155
Templeton Foreign Fund	—	—		—		694
Oppenheimer Global Fund	—	—		—	*	1,507
Transamerica Premier Equity Fund	82,194.489	$25.600	*	2,104	*	1,741
Transamerica Premier Growth Opportunities Fund	—	—		—		383
Transamerica Premier Diversified Equity Fund	52,126.654	$17.150		894		621
Franklin Real Estate Securities Fund	—	—		—		299
Fidelity Advisor Mid Cap Fund	39,049.259	$23.620		922		316
Loomis Sayles Bond Fund	29,616.477	$14.510		430		194
Oppenheimer Quest Balanced Fund	71,080.218	$15.740		1,119		1,097
Wells Fargo Advantage Government Securities Fund	101,820.224	$10.520		1,071		816
Wells Fargo Advantage Small Cap Value Fund	11,966.351	$29.010		347		88
American Funds-Growth Fund of America	34,630.340	$33.520		1,161		216
AIM Dynamics	24,226.868	$23.850		578		—
American Funds Small Cap Fund	51,740.582	$40.220	*	2,081		—
Black Rock Equity Fund	59,389.181	$20.250		1,203		—
AFidelity Small Cap Fund	14,599.164	$24.030		351		—
First American Real Estate Fund	17,770.274	$18.060		321		—
AILoomis Sayles Investment Grade Bond Fund	67,361.677	$11.780		793		—
TA IDEX Asset Allocation — Conservative Portfolio	1,075.237	$11.760		13		—
TA IDEX Asset Allocation — Growth Portfolio	43,555.132	$12.590		548		—
TA IDEX Asset Allocation — Moderate Portfolio	5,447.788	$13.360		73		—
TA IDEX Asset Allocation — Moderate Growth Portfolio	14,651.715	$14.100		207		—
Thornburg Core Growth Fund	32,576.749	$19.920		649		—
Vanguard International Value Fund	37,150.933	$41.980		1,560		—
Diversified Mid Cap Growth Fund	—	—		—		508
Diversified Stock Index Fund	144,089.291	$11.400		1,643	*	1,332
Diversified Value and Income Fund	—	—		—		808
Diversified Core Bond Fund	—	—		—		655
Diversified Small-Cap Growth Fund	—	—		—		121

Participant Loans				620		409

Cash and Cash Equivalents
Interest bearing cash				262		136

Total Investments				$33,976		$23,212

* Investment in fund represents 5% or more of the net assets of the Plan.

All investments are participant directed except for the non-vested matching employer contribution to the Universal American Corp. - Company Stock Fund, which is non-participant-directed.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

(Formerly Universal American Financial Corp. 401(k) Savings Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE 7 - INVESTMENTS IN GROUP ANNUITY CONTRACTS

The estimated contract value of the group annuity contracts, approximating the fair market value, was $2,614,047 as of December 31, 2007 and $2,025,785 as of December 31, 2006.  There are no reserves against contract value for credit risk of the contract issuer.

The average yield on these contracts was 3.8% and 3.5% for the years ended December 31, 2007 and 2006, respectively.  As of January 1, 2008 and 2007, the crediting interest rate on this contract was 3.85%.  This is the same yield credited to participants.  Crediting interest rates are generally reset monthly and are reset based on formulas which may use market value, book value, duration and yield.

The Contract does not specify any events which would limit the ability of the Plan to transact at contract value with the issuer or any events which would allow the issuer to terminate the contract and settle for an amount different from contract value.  The Contract provides payment options of the contract value for surrendering the Contract; however, the Plan Sponsor does not intend to surrender the Contract.

NOTE 8 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	December 31,
	2007	2006
Investments, at fair value:
Universal American Corp. - Company Stock Fund	$10,907,341	$8,090,231

Year ended December 31,2007
Change in net assets:
Net appreciation in fair value	$2,934,662
Contributions, net of forfeitures	1,352,335
Benefits paid to participants	(522,248)
Administrative expenses	(36)
Net transfers	(947,603)
$2,817,110

NOTE 9 - PARTIES-IN-INTEREST

Certain Plan investments are shares of registered investment companies managed by Diversified Investment Advisors, a subsidiary of Aegon.  Diversified Investment Advisors is also the recordkeeper for the Plan.  Certain other Plan investments are shares of registered investment companies managed by Transamerica Securities and Sales Corporation.  The group annuity contract was issued to the Plan by Transamerica Life Insurance and Annuity Company.  Transamerica Securities and Sales Corporation and Transamerica Life Insurance and Annuity Company are also subsidiaries of Aegon.  In addition, Plan investments include shares of Universal American Corp.’s common stock.

NOTE 10 - SUBSEQUENT EVENTS

On September 21, 2007, Universal American Corp. completed the acquisition of MemberHealth, Inc. (“MemberHealth”)  Effective January 1, 2008, the assets and liabilities of the MemberHealth, Inc. Retirement Savings Plan, sponsored by MemberHealth, were merged with the Plan.  The fair value of the net assets at the date of merger was $1,966,632.  This merger did not reduce or eliminate any protected benefits under Section 411(d) of the Internal Revenue Code, nor lessen the rights of any participant with respect to those benefits credited to the participant prior to the date of the merger.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

(Formerly Universal American Financial Corp. 401(k) Savings Plan)

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
(A)	(B)	(C)	(D)	(E)
			(In thousands)
	Employer Securities
*	Universal American Corp. - Company Stock Fund	441,144.485 shares of Company common stock	$12,187	$10,907

	Registered Investment Companies
	Franklin Micro Cap Value Fund	44,167.578 shares, mutual fund	**	1,505
*	Transamerica Premier Equity Fund	82,194.489 shares, mutual fund	**	2,104
*	Transamerica Premier Diversified Equity Fund	52,126.654 shares, mutual fund	**	894
	Fidelity Advisor Mid Cap Fund	39,049.259 shares, mutual fund	**	922
	Loomis Sayles Bond Fund	29,616.477 shares, mutual fund	**	430
	Oppenheimer Quest Balanced Fund	71,080.218 shares, mutual fund	**	1,119
	Wells Fargo Advantage Government Securities Fund	101,820.224 shares, mutual fund	**	1,071
	Wells Fargo Advantage Small Cap Value Fund	11,966.351 shares, mutual fund	**	347
	American Funds-Growth Fund of America	34,630.340 shares, mutual fund	**	1,161
	AIM Dynamics	24,226.868 shares, mutual fund	**	578
	American Funds Small Cap Fund	51,740.582 shares, mutual fund	**	2,081
	Black Rock Equity Fund	59,389.181 shares, mutual fund	**	1,203
	Fidelity Small Cap Fund	14,599.164 shares, mutual fund	**	351
	First American Real Estate Fund	17,770.274 shares, mutual fund	**	321
	Loomis Sayles Investment Grade Bond Fund	67,361.677 shares, mutual fund	**	793
*	TA IDEX Asset Allocation — Conservative Portfolio	1,075.237 shares, mutual fund	**	13
*	TA IDEX Asset Allocation — Growth Portfolio	43,555.132 shares, mutual fund	**	548
*	TA IDEX Asset Allocation — Moderate Portfolio	5,447.788 shares, mutual fund	**	73
*	TA IDEX Asset Allocation — Moderate Growth Portfolio	14,651.715 shares, mutual fund	**	207
	Thornburg Core Growth Fund	32,576.749 shares, mutual fund	**	649
	Vanguard International Value Fund	37,150.933 shares, mutual fund	**	1,560
*	Diversified Stock Index Fund	144,089.291 shares, mutual fund	**	1,643

	Group Annuity Contract
*	Transamerica Stable Value Fund	Group Annuity Contract	**	2,614

	Loan Fund
*	Participant Loans	Loans receivable from participants, maturing at various dates bearing interest at rates from 5.0% to 9.7%	N/A	620
	Cash and Cash Equivalents
*	Interest bearing cash	Unallocated accounts, including employer advances and forfeitures	N/A	262
		Total		$33,976

*                             Indicates party-in-interest.

**                      Cost information not required for member directed investments.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

(Formerly Universal American Financial Corp. 401(k) Savings Plan)

SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS

IN EXCESS OF 5% OF PLAN ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2007

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of Party	Description of Asset	Total Cost of Purchases	Total Amount of Sales	Transaction Expenses	Cost of Asset Sold	Gain (Loss) as a Result of Transaction
(In thousands)

Category (iii) – A series of transactions in a security issue aggregating 5% of Plan assets

Diversified Investment Advisors	Universal American Corp. - Company Stock Fund	$9,039	$2,033	$—	$1,080	$953
		(243 Buys)	(272 Sells)

Note:	Columns (e) and (f) have not been presented as this information is not applicable. There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Universal American Corp.
401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UNIVERSAL AMERICAN CORP.
401(k) SAVINGS PLAN

	By:	/s/ Robert A. Waegelein
Robert A. Waegelein, Trustee

Date: June 27, 2008